UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Silver Spike Investment Corp.

Address of Principal Business Office:	660 Madison Avenue
Suite 1600 New York, NY 10065

Telephone Number:	(917) 886-4932

Name and Address of Agent for	Gregory Gentile
Service of Process:	c/o Silver Spike Investment Corp. 660 Madison Avenue Suite 1600
New York, NY 10065

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the state of New York on the 8th day of February, 2021.

Silver Spike Investment Corp.

/s/ Gregory Gentile
Name: Gregory Gentile
Title: Director

Attest:	/s/ Scott Gordon
Name: Scott Gordon
Title: Witness